EXHIBIT 8.1

Name of Entity

The following is a list of all of this Company’s subsidiaries. However, only the following five subsidiaries are, as of the June 25, 2013, active subsidiaries that conduct operations: Nissin Precision Metal Manufacturing Limited; Kayser Limited; Golden Bright Plastic Manufacturing Company Limited; Hi-Lite Camera Company Limited; and Nissin Metal and Plastic (Shenzhen) Company Limited.

Antemat Limited	Kayser Limited

Nissin Mechatronic Limited	Golden Bright Plastic Manufacturing Company Limited

Cavour Industrial Limited	Nissin Precision Metal Manufacturing Limited

Hi-Lite Camera Company Limited	Saiwan Industries Limited

Nissin Metal and Plastic (Shenzhen) Company Limited

All of the subsidiaries are wholly-owned by Highway Holdings Limited. All subsidiaries, with the exception of Nissin Metal and Plastic (Shenzhen) Company Limited (incorporated in China) are incorporated in Hong Kong.

During the fiscal year covered by this Annual Report, Highway Holdings Limited also owned a 50% equity interest in Xenon Automation Asia Limited, a company incorporated in Hong Kong that was established to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. That joint venture company ceased operations on March 31, 2013 and the Company has transferred all of its ownership interest in this entity to the other members. Accordingly, the Company no longer has an interest in this entity.